SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry nº 1431 - 1

SUMMARY OF THE MINUTES OF THE 60th ANNUAL SHAREHOLDERS’ MEETING AND 190th EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, Curitiba - PR. 2. DATA E HORÁRIO: April 23, 2015 at 2:30 p.m.. 3. CALL NOTICE: Call notice was published in the “Official Gazette of the State of Paraná” and "Gazeta do Povo". 4.“QUORUM”: eighty-seven point eighty-six percent (87.86%) of shareholders represent the voting capital and seventy point eighty-six percent (70.86%) represent total preferred shareholders. 5. PRESIDING BOARD: VINICIUS KLEIN – Chairman of Meetings; FERNANDO XAVIER FERREIRA – Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES – Secretary. 6. RESOLUTIONS TAKEN: 60th ANNUAL SHAREHOLDERS’ MEETING:

ITEM 1 – the shareholders unanimously approved the Management Annual Report, the balance sheet and other financial statements for 2014 fiscal year;

ITEM 2 – shareholders unanimously approved according to decision already taken at the 148th Board of Directors’ Ordinary Meeting held on March 18, 2015, the Management proposal for allocation of net income for 2014, in the amount of R$1,205,950,340.45, and the following allocations: a) R$60,297,517.02, corresponding to 5% of net income to the Legal Reserve, pursuant to Article 193 of Law 6404 of December 15, 1976 and Article 40, Item II of the Company’s Bylaws; b) R$30,000,000.00 to pay interest on capital, in partial replacement of minimum mandatory dividends, pursuant to Article 202 of Law 6404 of December 15, 1976; Article 9 and Paragraph 7 of Law 9.249 of December 26,1995 and Article 6 and Paragraphs of the Company’s Bylaws, which were already declared and prepaid on November 21, 2014, as per proposal made at the 2131st Board of Executive Officers’ Meeting of October 20, 2014, approved at the 126th Board of Directors’ Extraordinary Meeting held on October 24, 2014; c) R$592,523,190.03 to pay additional minimum mandatory dividends, pursuant to Article 202 of Law 6404 of December 15, 1976; Article 9 and Paragraph 7 of Law 9.249 of December 26,1995, Article 6 and Paragraphs of the Company’s Bylaws, as well as to pay dividends additional to the minimum mandatory dividends, of which R$350,769,731.75 were already declared and prepaid on November 21, 2014, as proposed at the 2131st Board of Executive Officers’ Meeting of October 20, 2014, approved at the 126th Board of Directors’ Extraordinary Meeting held on October 24, 2014; According to the legal and statutory provisions in force, the shareholders are entitled to receive dividends of not less than 25% of adjusted net income, calculated based on the fiscal year’s net income, deducted from the quote earmarked to constitute the legal reserve. However, said calculation basis was added by equity valuation adjustments, referred to by item 28 of ICPC nº 10, so that to annul the negative effect caused to results due to higher depreciation expenses, deriving from the adoption of accounting standards set forth by ICPC, as well as the Brazilian Accounting Pronouncement CPC nº 27 – Property, Plant and Equipment –, whose amount in 2014, net of income tax and social contribution was R$99,393,556.62. This procedure reflects the Company’s shareholders compensation policy proposed at the 1943rd Board of Executive Officers’ Meeting held on March 21, 2011, approved at the 132nd  Board of Directors’ Ordinary Meeting held on March 23, 2011 and approved at the 56th Annual Shareholders’ Meeting held on April 28, 2011. Therefore, this policy shall be practiced during realization of entire equity valuation adjustment reserve. Hence, the calculation basis amounts and minimum mandatory dividends are R$1,245,046,380.05 and R$311,261,595.01, respectively. The proposal for the payment of interest on capital in the gross amount of R$30,000,000.00, represents a payment to shareholders net of taxes, totaling R$26,838,504.76, which added to the R$592,523,190.03, proposed as dividends, come to a total compensation net of taxes of R$619,361,694.79. Said amount is higher than the minimum mandatory dividends by R$308.100.099,78. As provided for in items 10, 11  and 24 of ICPC nº 08 (R1) – Accounting for Dividends Payment proposal –, combining with Item III of CVM

Resolution nº 683 of August 30, 2012, the amount of the proposed compensation, exceeding the minimum mandatory dividends previously mentioned, which totals R$308,100,099.78, should be included in the financial statements as “additional dividends proposed”. However, the prepaid interest on equity and dividends, net of taxes, totaled R$377,608,236.51. This amount is equally higher than the minimum mandatory dividend amount. As the prepayments to shareholders exceeded the mandatory compensation by R$66,346,641.50, said amount will represent a negative adjustment to the proposed additional dividend originally calculated, which will be booked as R$241,753,458.28. This amount will be kept in reserve under the Company’s shareholders’ equity, in “additional proposed dividend”, until the resolution on this proposal at the 60th Annual Shareholders’ Meeting, and if approved, it shall be transferred to current liabilities’ specific item; d) R$622,523,190.02, corresponding to the remaining net income for the year added by realization of equity valuation reserve, such as the Profit Retention Reserve, aiming at ensuring the Company’s Capex plan, pursuant to Article 196 of Law 6404 of December 15, 1976. The profit retention reserve amount corresponds to the sum of remaining balance of net income for the year (after legal reserve, interest on equity and dividends) adding to the retained earnings account deriving from adjustments to equity valuation verified in 2014, referred to by item 28 of ICPC nº 10, in the amount of R$99,393,556.62; and e) R$90,000,000.00 to be paid to employees by Parent Company and by wholly-owned subsidiaries as interest referring to the integration between capital and work and incentive to productivity;

ITEM 3 – the following members were elected by majority of voting shareholders to compose the Fiscal Council during the April 2015 to April 2016 term of office: a) as sitting members: Joaquim Antonio Guimarães de Oliveira Portes; George Hermann Rodolfo Tormin; Nelson Leal Junior; Massao Fabio Oya and João Carlos Flor Junior; and b) as alternates members: Osni Ristow; Roberto Brunner; Gilmar Mendes Lourenço; Jorge Michel Lepeltier and Vinícius Flor;

ITEM 4 – the following members were elected by majority of voting shareholders to compose the Board of Directors during the April 2015 to April 2017 term of office: Fernando Xavier Ferreira, as Chairman; Luiz Fernando Leone Vianna, as Executive Secretary; Mauro Ricardo Machado Costa; José Richa Filho; Carlos Homero Giacomini; Hélio Marques da Silva; Maurício Borges Lemos and Marlos Gaio. It should be registered that, as BNDESPAR did not appoint the other member to whom it is entitled pursuant to the shareholders’ agreement entered into with the State of Paraná, this position will remain vacant until the Extraordinary Shareholders’ Meeting called to elect said member;

ITEM 5 – shareholders approved by majority of votes the annual overall amount, including charges, of Management and Fiscal Council members’ compensation of up to R$9,738,040.00 for 2015 fiscal year;

190th EXTRAORDINARY SHAREHOLDERS’ MEETING:

ITEM 1 – shareholders unanimously approved to adjust “caput” of Article 4 according to the prerogative provided for in Paragraph 1, Article 7, both of the Company’s Bylaws, due to conversion of Class A preferred shares (PNA) into Class B preferred shares (PNB) as requested by shareholders, which shall have the following wording: Article 4 – The paid-up capital stock is six billion, nine hundred, ten million reais (R$6,910,000,000.00), represented by two hundred, seventy-three million, six hundred, fifty-five thousand, three hundred and seventy-five (273,655,375) non-par shares of which one hundred, forty-five million, thirty-one thousand and eighty (145,031,080) are common shares and one hundred, twenty-eight million, six hundred, twenty-four thousand, two hundred and ninety-five (128,624,295) are preferred shares and of which three hundred, eighty thousand, two hundred and ninety-one (380,291) are class “A” preferred shares and one hundred, twenty-eight million, two hundred, forty-four thousand, and four (128,244,004) are class “B” preferred shares.

SIGNATURES: VINICIUS KLEIN – Representative of the State of Paraná and Chairman of the Annual Shareholders’ Meetings; FERNANDO XAVIER FERREIRA – Chairman of Copel’s Board of Directors; DENISE TEIXEIRA GOMES – Secretary. Omitting the signatures of the attending shareholders as per the authorization registered on the minutes of the meetings.

The full text of the Minutes of the 60th Annual Shareholders’ Meeting and 190th Extraordinary Shareholders’ Meeting was draw up on pages 134 to 147 of book nº 10 pertaining to Companhia Paranaense de Energia - Copel, registered at the Board of Trade of the State of Paraná under n° 08/167840‑1 on July 16,2008.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 24, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.